BIOVENTUS INC.

4721 Emperor Boulevard, Suite 400

Durham, North Carolina 27703

September 22, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Chris Edwards

Re:	Bioventus Inc.

Registration Statement on Form S-4 (File No. 333-259392)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-259392) (as amended, the “Registration Statement”) of Bioventus Inc. (the “Company”), so that such Registration Statement will be declared effective as of 9:00 a.m. on September 24, 2021, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Bekheit at (650) 463-3032.

Thank you for your assistance with this matter. If you have any questions regarding the foregoing, please do not hesitate to contact Mark Bekheit of Latham & Watkins LLP at (650) 463-3032.

Very truly yours,

BIOVENTUS INC.

By:	/s/ Kenneth M. Reali Name: Kenneth M. Reali Title: Chief Executive Officer

cc:	Mark Bekheit, Latham & Watkins LLP

Wesley Holmes, Latham & Watkins LLP